SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
Registration Statement
Under The Securities Act of 1933

KLEENAIR SYSTEMS, INC.
(Exact name of Registrant as specified in charter)

NEVADA	87-0431043
State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1711 Langley Avenue
Irvine, California 92614
(Address of Principal Executive Officers with zip code)

Lionel Simons, President
1711 Langley Avenue
Irvine, California 92614
(Name and address of agent for service)

(949) 955-3492
(Telephone number, including area code, of agent for service)

AMENDED 2001 EMPLOYEE STOCK COMPENSATION PLAN
(Full Title of the Plan)

Copies of all communications to:

John Holt Smith, Esq.
Kelly Lytton & Vann LLP
1900 Century Park East, Suite 1450
Los Angeles, California 90067
(310) 277-1250

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common (value, $.001 per share)	1,500,000 shares [1]	$0.20	$300,000 [2]	$24.27

[1] Includes an indeterminate number of additional shares that may be issued pursuant to the above employee benefit plan as a result of any future stock split, stock dividend or similar adjustment.

[2] Estimated pursuant to Rule 457(c) solely for purpose of calculating the amount of the registration fee, based upon the average of the high and low prices reported on May 15, 2003, as reported on the OTC Bulletin Board.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents are incorporated by reference in this registration statement of KleenAir Systems, Inc.:

(a) Annual Report on Form 10-KSB for the year ended December 31, 2002; and

(b) Quarterly report on Form 10-QSB for quarter ended March 31, 2003;

In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents.

Item 4.   DESCRIPTION OF SECURITIES

The Registrant's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value, of which 20,879,494 shares are issued and outstanding as of May 5, 2003.

Subject to the rights of the holders of any series of preferred stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Registrant, the holders of Common Stock are entitled to receive a pro rata share of all assets available for distribution to stockholders after payment of all obligations of the Registrant including dividends and preferences attributed to any series of preferred stock. The shares of Common Stock have no cumulative voting rights or preemptive or other subscription rights and there are no conversion rights or redemption provisions with respect to such shares. The shares of Common Stock presently outstanding are validly issued, fully paid and non-assessable. Authorized Common Stock may be issued at any time and from time to time, in such amounts, and for such consideration as may be fixed by the Board of Directors of the Registrant.

Item 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

The validity of the securities that may be offered under the KleenAir Systems Amended 2001 Employee Stock Compensation Plan (the "Plan") will be passed upon for KAIR by John Holt Smith of Kelly Lytton & Vann LLP, Attorneys at Law, 1900 Avenue of the Stars, Suite 1450, Los Angeles, California 90067.

Item 6.   INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Nevada General Corporation Law (the "NGCL"), in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable incurred in connection with a proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation unless and only to the extent that the court in which the action or suit was brought determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity.

Item 7.   EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

Item 8.   EXHIBITS.

Exhibit Number	Description
4.6	Amended Employee Stock Compensation Plan dated May 23, 2003
5.1	Opinion of Counsel regarding legality
23.1	Consent of Independent Public Accountants
23.2	Consent of Counsel (included in Exhibit 5.1)

Item 9.   UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on the date below.

DATED: May 23, 2003   KLEENAIR SYSTEMS, INC.

                                                    By: /s/ Lionel Simons
                                                         Lionel Simons

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the dates respectively indicated.

/s/ Lionel Simons   Date: May 23, 2003
Lionel Simons
Director and President

/s/ Lester Berriman   Date: May 23, 2003
Lester Berriman, Assistant Secretary

Exhibit 4.6 – Amended Employee Stock Compensation Plan dated May 23, 2003

KLEENAIR SYSTEMS, INC.

AMENDED 2001 EMPLOYEE STOCK COMPENSATION PLAN

1. Purpose of the Plan.

This 2001 Employee Stock Compensation Plan (*"Plan"*) is intended to further the growth and advance the best interests **of KLEENAIR SYSTEMS, INC.**, a Nevada corporation (the *"Company"*), and Affiliated Corporations, by supporting and increasing the Company's ability to attract, retain and compensate persons of experience and ability and whose services are considered valuable, to encourage the sense of proprietorship in such persons, and to stimulate the active interest of such persons in the development and success of the Company and Affiliate Corporations. This Plan provides for stock compensation through the award of the Company's Common Stock.

2. Definitions.

Whenever used in this Plan, except where the context might clearly indicate otherwise, the following terms shall have the meanings set forth in this section:

a. **"Act"** means the U.S. Securities Act of 1933, as amended.

b. **"Affiliated Corporation"** means any Parent or Subsidiary of the Company.

c. **"Award"** or **"grant"** means any grant or sale of Common Stock made under this Plan.

d. **"Board of Directors"** means the Board of Directors of the Company. The term **"Committee"** is defined in Section 4 of this Plan.

e. **"Code"** means the Internal Revenue Code of 1986, as amended.

f. **"Common Stock"** or **"Common Shares"** means the common stock, $.001 par value per share, of the Company, or in the event that the outstanding Common Shares are hereafter changed into or exchanged for different shares or securities of the Company, such other shares or securities.

g. **"Date of Grant"** means the day the Committee authorizes the grant of Common Stock or such later date as may be specified by the Committee as the date a particular award will become effective.

h. **"Employee"** means and includes the following persons: (i) executive officers, officers and directors (including advisory and other special directors) of the Company or an Affiliated Corporation; (ii) full-time and part-time employees of the Company or an Affiliated Corporation; (iii) natural persons engaged by the Company or an Affiliated Corporation as a consultant, advisor or agent; and (iv) a lawyer, law firm, accountant or accounting firm, or other professional or professional firm engaged by the Company or an Affiliated Corporation.

i. **"Parent"** means any corporation owning 50% or more of the total combined voting stock of all classes of the Company or of another corporation qualifying as a Parent within this definition.

j. **"Participant"** means an Employee to whom an Award of Plan Shares has been made.

k. **"Plan Shares"** means shares of Common Stock from time to time subject to this Plan.

l.   **"Subsidiary"** means a corporation more than 50% of whose total combined capital stock of all classes is held by the Company or by another corporation qualifying as a Subsidiary within this definition.

3. Effective Date of the Plan.

The effective date of this Plan is October 2, 2001. No Plan Shares may be issued after October 2, 2005.

4. Administration of the Plan.

The Compensation Committee of the Board of Directors (*"Committee"*), and in default of the appointment or continued existence of such Committee, the Board of Directors will be responsible for the administration of this Plan, and will have sole power to award Common Shares under this Plan. Subject to the express provisions of this Plan, the Committee shall have full authority and sole and absolute discretion to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations which it believes to be necessary or advisable in administering this Plan. The determination of those eligible to receive an award of Plan Shares shall rest in the sole discretion of the Committee, subject to the provisions of this Plan. Awards of Plan Shares may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance or may be sold to an Employee as herein provided. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan in such manner and to such extent it shall deem necessary to carry it into effect. Any decision made, or action taken, by the Committee arising out of or in connection with the interpretation and administration of this Plan shall be final and conclusive.

5. Stock Subject to the Plan.

The maximum number of Plan Shares which may be awarded under this Plan is increased from 2,200,000 shares, to 3,700,000 shares, an increase of 1,500,000 shares.

6. Persons Eligible to Receive Awards.

Awards may be granted only to Employees (as herein defined).

7. Grants or Awards of Plan Shares.

Except as otherwise provided herein, the Committee shall have complete discretion to determine when and to which Employees Plan Shares are to be granted, and the number of Plan Shares to be awarded to each Employee. A grant to an Employee may be made for cash, property, services rendered or other form of payment constituting lawful consideration under applicable law; Plan Shares awarded other than for services rendered shall be sold at not less than the fair value thereof on the date of grant. No grant will be made if, in the judgment of the Committee, such a grant would constitute a public distribution with the meaning of the Act or the rules and regulations promulgated thereunder.

8. Delivery of Stock Certificates.

As promptly as practicable after authorizing an award of Plan Shares, the Company shall deliver to the person who is the recipient of the award, a certificate or certificates registered in that person's name, representing the number of Plan Shares that were granted. Unless the Plan Shares have been registered under the Act, each certificate evidencing Plan Shares shall bear a legend to indicate that such shares represented by the certificate were issued in a transaction which was not registered under the Act, and may only be sold or transferred in a transaction that is registered under the Act or is exempt from the registration requirements of the Act. In the absence of registration under the Act, any person awarded Plan Shares may be required to execute and deliver to the Company an investment letter, satisfactory in form and substance to the Company, prior to issuance and delivery of the shares. An award may be made under this Plan wherein the Plan Shares may be issued only after registration under the Act.

9. Assignability.

An award of Plan Shares may not be assigned. Plan Shares themselves may be assigned only after such shares have been awarded, issued and delivered, and only in accordance with law and any transfer restrictions imposed at the time of award.

10. Employment not Conferred.

Nothing in this Plan or in the award of Plan Shares shall confer upon any Employee the right to continue in the employ of the Company or Affiliated Corporation nor shall it interfere with or restrict in any way the lawful rights of the Company or any Affiliated Corporation to discharge any Employee at any time for any reason whatsoever, with or without cause.

11. Laws and Regulations.

The obligation of the Company to issue and deliver Plan Shares following an award under this Plan shall be subject to the condition that the Company be satisfied that the sale and delivery thereof will not violate the Act or any other applicable laws, rules or regulations.

12. Withholding of Taxes.

If subject to withholding tax, the Company or any Affiliated Corporation may require that the Employee concurrently pay to the Company the entire amount or a portion of any taxes which the Company or Affiliated Corporation is required to withhold by reason of granting Plan Shares, in such amount as the Company or Affiliated Corporation in its discretion may determine. In lieu of part or all of any such payment, the Employee may elect to have the Company or Affiliated Corporation withhold from the Plan Shares issued hereunder a sufficient number of shares to satisfy withholding obligations. If the Company or Affiliated Corporation becomes required to pay withholding taxes to any federal, state or other taxing authority as a result of the granting of Plan Shares, and the Employee fails to provide the Company or Affiliated Corporation with the funds with which to pay that withholding tax, the Company or Affiliated Corporation may withhold up to 50% of each payment of salary or bonus to the Employee (which will be in addition to any required or permitted withholding), until the Company or Affiliated Corporation has been reimbursed for the entire withholding tax it was required to pay in respect of the award of Plan Shares.

13. Reservation of Shares.

The stock subject to this Plan shall, at all times, consist of authorized but unissued Common Shares, or previously issued shares of Common Stock reacquired or held by the Company or an Affiliated Corporation equal to the maximum number of shares the Company may be required to issue as stated in Section 5 of this Plan, and such number of Common Shares hereby is reserved for such purpose.

14. Amendment and Termination of the Plan.

The Committee may suspend or terminate this Plan at any time or from time to time, but no such action shall adversely affect the rights of a person granted an Award under this Plan prior to that date. Otherwise, this Plan shall terminate on the earlier of the terminal date stated in Section 3 of this Plan or the date when all Plan Shares have been issued. The Committee shall have absolute discretion to amend this Plan, subject only to those limitations expressly set forth herein; however, the Committee shall have no authority to extend the term of this Plan, to increase the number of Plan Shares subject to award under this Plan or to amend the definition of *"Employee"* herein.

15. Delivery of Plan.

A copy or description (for which a prospectus registering the Plan Shares will serve) of this Plan shall be delivered to every person to whom an award of Plan Shares is made. The Secretary of the Company may, but is not required to, also deliver a copy of the resolution or resolutions of the Committee authorizing the award.

16. Liability.

No member of the Board of Directors, the Committee or any other committee of directors, or officers, employees or agents of the Company or any Affiliated Corporation shall be personally liable for any action, omission or determination made in good faith in connection with this Plan.

17. Miscellaneous Provisions.

The place of administration of this Plan shall be in the State of California (or subsequently, wherever the Company's principal executive offices are located), and the validity, construction, interpretation and effect of this Plan and of its rules, regulations and rights relating to it, shall be determined solely in accordance with the laws of the State of California or subsequent state of domicile, should the Company be redomiciled. Without amending this Plan, the Committee may issue Plan Shares to employees of the Company who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those specified in this Plan but consistent with the purpose of this Plan, as it deems necessary and desirable to create equitable opportunities given differences in tax laws in other countries. All expenses of administering this Plan and issuing Plan Shares shall be borne by the Company.

18.   Reorganizations and Recapitalizations of the Company.

(a)   The shares of Common Stock subject to this Plan are shares of the Common Stock of the Company as currently constituted. If, and whenever, the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a Common Stock dividend, a stock split, combination of shares (reverse stock split) or recapitalization or other increase or reduction of the number of shares of the Common Stock outstanding without receiving compensation therefor in money, services or property, then the number of shares of Common Stock subject to this Plan shall (i) in the event of an increase in the number of outstanding shares, be proportionately increased; and (ii) in the event of a reduction in the number of outstanding shares, be proportionately reduced.

(b)   Except as expressly provided above, the Company's issuance of shares of Common Stock of any class, or securities convertible into shares of Common Stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into or exchangeable for shares of Common Stock or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to this Plan.

By signature below, the undersigned officers of the Company hereby certify that the foregoing is a true and correct copy of the Amended 2001 Employee Stock Compensation Plan of the Company.

DATED: May 23, 2003


KLEENAIR SYSTEMS, INC.

/s/ Lionel Simons
Lionel Simons, President

/s/ Lester Berriman
Lester Berriman, Assistant Secretary


KLEENAIR SYSTEMS, INC.

CERTIFICATION OF PLAN ADOPTION

I, the undersigned Secretary or assistant secretary of this Corporation, hereby certify that the foregoing Amended Employee Stock Compensation Plan of this corporation was duly approved by the requisite number of holders of the issued and outstanding common stock of this corporation as of the date below.

Date of Approval: May 23, 2003

/s/ Lester Berriman
Lester Berriman, Assistant Secretary

EXHIBIT 5.1 -- OPINION AND CONSENT OF LEGAL COUNSEL

Kelly Lytton & Vann LLP
Attorneys at Law
1900 Avenue of the Stars, Suite 1450
Los Angeles, California 90067
(310) 277-1250 Fax (310) 286-1816

May 23, 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Registration and Issuance of Common Stock by KleenAir Systems, Inc.

Ladies and Gentlemen,

I have acted as corporate and securities law counsel to KleenAir Systems, Inc., a Nevada corporation (the "Company"), in connection with the proposed issuance of a maximum of 3,700,000 shares of the Company's common stock, an increase of 1,500,000 shares (the "Shares"), pursuant to the terms and conditions described in the Company's Registration Statement on Form S-8 dated May 23, 2003.

In connection with this representation, I have examined and relied upon such records and documents as I have deemed necessary as a basis for the opinions expressed below. In such examination, I have assumed, without undertaking to verify the same by independent investigation, (i) as to questions of fact, the accuracy of all representations and certifications of all persons in documents examined by me, (ii) the genuineness of all signatures, (iii) the duly authorized execution and delivery of all documents on behalf of all persons, (iv) the authenticity of all documents submitted to me as originals, (v) the conformity to originals of all documents submitted to me as copies, (vii) the accuracy of all official records. I have also relied, as to certain matters of fact, upon representations made to me by officers and agents of the Company.

Based upon and subject to the foregoing, I am of the opinion that;

(1)   The Company is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Nevada, with full power to own its properties and carry on its businesses as now being conducted.

(2)   The Shares will be, when issued in accordance with terms and conditions described in the Company's Registration Statement duly and validly issued, fully paid and non-assessable under applicable provisions of the Nevada Corporation Law, and the Company's shareholders have no preemptive rights to acquire additional shares of the Company's common stock on account of issuance of the Shares.

Very truly,

  /s/ John Holt Smith
John Holt Smith

EXHIBIT 5.1

EXHIBIT 23.1 -- CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report on our audit of the annual financial statements at December 31, 2002 of KleenAir Systems, Inc. dated February 22, 2003 which was included in the filing with the Securities and Exchange Commission of the FORM 10-KSB Annual Report of KleenAir Systems, Inc. for the year ended December 31, 2002.

ACKNOWLEDGMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We acknowledge the incorporation by reference in this Registration Statement on Form S-8 of our report dated May 11, 2003 on our review of the interim quarterly financial statements of KleenAir Systems, Inc. as of and for the quarter ended March 31, 2003, as this report was included in the filing with the Securities and Exchange Commission on FORM 10-QSB for the quarter ended March 31, 2003.

  /s/ Robert Early & Co.
Robert Early & Company, P.C.

Abilene, TX
May 23, 2003

EXHIBIT 23.1